Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

November 1, 2019

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter

Kevin Vaughn

Jeffrey Gabor

Mary Beth Breslin

Re:	Oak Street Health, Inc.

Draft Registration Statement on Form S-1

Submitted September 20, 2019

CIK No. 0001564406

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Oak Street Health, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 18, 2019, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on September 20, 2019. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the

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Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Overview, Page 1

1. Where you quantify the total number of patients and the average per-center number of patients, please revise to specify the percentage that represent fee-for-service patients compared to those that have plans subject to “contractual arrangements with payors on a PPPM basis, which create subscription-like, recurring revenue streams.” In this regard, we note your disclosure on page 104 that 40% of your patients at December 31, 2018 were fee-for-service patients.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2, 74 and 98 of the Prospectus to add the bolded language below, addressing the percentage of its patients that are fee-for-service patients.

Pages 2, 74 and 98

We have demonstrated an ability to rapidly scale, expanding our model to a network of 46 centers, in 10 markets across 6 states, which provide care for approximately 70,000 patients as of September 30, 2019, of which approximately 61% are under capitation arrangements and approximately 39% are fee-for-service, although fee-for-service accounted for less than 2% of our revenue for the nine months ended September 30, 2019.

Overview, Page 2

2. We note your statement on page 2 that you have proven our ability to translate “Wins” into economic benefits and that your top-line performance is generated from your multiyear, contractual arrangements with payors on a PPPM basis. Please revise to provide context for this statement by disclosing the fact that you have incurred net losses since inception, that you entered into your first fully capitated agreements with health plans in 2016 and that you have limited experience managing contracts with full risk. In this section, please also disclose your reliance on a limited number of payors, identify them, and quantify the portion of your revenues attributable to them.

Securities and Exchange Commission

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Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2, 73 and 98, noting that the Company has incurred net losses since its inception. Additionally, the Company has supplemented the disclosure on pages 7 through 8 and 109 through 112, addressing that it entered into its first fully capitated agreements with health plans in 2016 and that it has limited experience managing contracts with full risk, and also to indicate that the Company relies on a limited number of payors. On pages 8 and 110, the Company identifies its payors and the percentage of its revenue attributable to each.

Pages 2, 73 and 98

Although we have incurred net losses since inception, we believe that the Oak Street Platform has enabled us to create a healthcare model where all constituencies involved have the ability to “Win.” Our patients, payors and providers are incentivized to adopt the Oak Street Platform and each has the potential to benefit in a meaningful way.

Pages 7 through 8 and 108 through 111

We believe that, despite a history of net losses, our healthcare ecosystem provides all constituencies involved in our care delivery model with the opportunity to “Win.” The Oak Street Platform incentivizes our patients, our payors and our providers to adopt our vision and rewards them each in a meaningful way.

…

Our Payors “Win” as Medical Costs Decline, Membership Volumes Increase, and Medicare Quality Metrics Improve

Although we have limited experience managing contracts with full risk, since entering into our first fully capitated contracts in 2016 we have worked closely with key payors to improve outcomes for patients. Our demonstrated track record of improving patient outcomes enables payors to become net beneficiaries when we open centers in locations where they have insured Medicare members or desire to grow. Payors dedicate a large share of their efforts to reducing medical costs and they have a strong desire to engage with solutions proven to achieve that goal. We believe that our ability to remove

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unnecessary costs through a comprehensive approach to patient care makes us a partner of choice for payors and allows payors to lock in improved medical cost performance. Also, our strong performance in Medicare quality metrics, as demonstrated by our achievements in addressing HEDIS gaps and adherence to evidence-based care guidelines, supports improvements in payors’ quality scores, which increase their revenue. On the whole, we believe we represent an attractive opportunity for payors to meaningfully improve their overall financial position.

As of September 30, 2019, we had contractual relationships with 19 payor partners, including all of the top five national MA payors. A significant portion of our revenue is concentrated with three large payors, Humana, WellCare and Cigna HealthSpring, which together comprised approximately 79% of our capitated revenue for the nine months ended September 30, 2019, with 61% from Humana, 9% from WellCare and 9% from Cigna HealthSpring.

…

We “Win” through a Virtuous Cycle that Promotes Growth across All Facets of Our Business and Drives Our Financial Results

The Oak Street Platform generates a positive feedback loop that can drive our expansion and can perpetuate growth, unlocking the embedded economics of our business as we add centers and those centers mature… We built Oak Street Health to serve patients and provide measurably better health in all communities we serve. By reducing overall cost by increasing the investment in primary and preventive care, we put the dollars where they better serve our patients and increase their overall wellbeing. We have created a model that incentivizes all constituencies to work together, because everyone “Wins.” When all constituencies benefit, we can share in the value. By structuring the majority of our contracts with MA plans as fully capitated arrangements for managing their members, we capture the meaningful value we create by increasing care quality, improving health outcomes and saving the healthcare system money. This potential surplus can then be reinvested in the business to expand and improve our care model …

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Pages 2, 73 and 98

We believe we can translate these “Wins” into economic benefits. Since 2016, our performance has been driven by our multi-year, contractual arrangements with payors on a PPPM basis, which create recurring revenue streams and provide significant visibility into our financial growth trajectory. By focusing on interventions that keep our patients healthy, we can capture the cost savings the Oak Street Platform creates and reinvest them in our care model. We believe these investments lead to better outcomes and improved patient experiences, which will drive further cost savings, power patient retention and enable us to attract new patients. We believe increasing cost savings over a growing patient population will deliver an even greater surplus to the organization, enabling us to reinvest to scale and fund new centers, progress our care model and enhance our technology.

Overview, Page 3

3. Please revise to disclose here, and throughout the prospectus, the number of centers with more than 2,500 total patients operating at 82% weighted-average capacity. Revise to balance this disclosure where used throughout your prospectus with the number of centers that have not reached profitability, and quantify your overall average center-level contribution margin for the periods presented.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2, 6, 73, 80, 98 and 107 of the Prospectus to add the bolded language below, indicating there are four centers with greater than 2,500 total patients for at least the last six months as of September 30, 2019, the number of centers that have not yet reached profitability and the overall average center-level contribution margin for the periods indicated.

Pages 2, 73 and 98

This virtuous cycle has created compelling economics at the center level, with our four centers with more than 2,500 total patients for at least the last six months as of September 30, 2019 operating at 82% weighted average capacity and generating weighted average center-level contribution margins of 21%. As of September 30, 2019, those four centers, as well as an additional 12 of our 46 centers, had positive center-level contribution margins, and the overall average center-level contribution margin across all of our centers was 0.4%.

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Pages 6 and 107

As of September 30, 2019, our four centers with more than 2,500 total patients for at least the last six months were operating at 82% weighted average capacity and generated weighted average center-level contribution margins of 21%. As of September 30, 2019, those four centers, as well as an additional 12 of our 46 centers, had positive center-level contribution margins, and the overall average center-level contribution margin across all of our centers was 0.4%.

Based upon our experience, we expect these margins will continue to improve over time. Our four centers with more than 2,500 patients for at least the last six months as of September 30, 2019 were operating at 82% weighted average capacity and generated weighted average center-level contribution margins of 21%. As of September 30, 2019, those four centers, as well as an additional 12 of our 46 centers, had positive center-level contribution margins, and the overall average center-level contribution margin across all of our centers was 0.4%.

Our Market Opportunity, Page 4

4.     Please revise to clarify how you determined that the addressable market size of $325 billion, disclosing and quantifying any assumptions underlying the calculation. For instance, how do you define “average PPPM revenue,” over what period of time is it calculated, and how is it impacted by subsequent period adjustments or other risk adjustments as described on pages 86 and F-8?

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 1, 4, 77, 97 and 102 of the Prospectus to add the bolded language below, addressing how the Company determines the addressable market size of $325 billion.

Pages 1 and 97

We believe the core addressable market for the Oak Street Platform is the approximately 27 million Medicare beneficiaries in our target demographic, which we believe represents a $325 billion annual industry revenue opportunity. We determine the core addressable market by multiplying an average annual revenue of $12,000 per member, which is derived from our experience and industry knowledge and which we believe represents a reasonable national assumption, by the number of Medicare eligibles in our target markets.

Securities and Exchange Commission

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Based upon our experience and industry knowledge, we estimate average annual revenue of $12,000 per member. Multiplying this figure by the number of Medicare eligibles in our target markets, we arrive at what we believe is an annual total addressable market size of approximately $325 billion.

Page 101 to 102

By multiplying an average annual revenue of $12,000 per member, which is derived from our experience and industry knowledge and which we believe represents a reasonable national assumption, by the number of Medicare eligibles in our target markets, we arrive at what we believe is an annual total addressable market size of approximately $325 billion.

We estimate that our core addressable market for the Oak Street Platform is approximately 27 million Medicare eligibles in our target demographic. We believe this market represents approximately $325 billion of annual healthcare spend based on multiplying an average annual revenue of $12,000 per member, which is derived from our experience and industry knowledge and which we believe represents a reasonable national assumption, by the number of Medicare eligibles in our target markets.

The Oak Street Platform is Re-Defining Primary Care, Page 5

5. To facilitate an understanding of your business, please revise to explain what you mean by “Our Centers.” In this regard, we note the disclosure on page 44 indicating that your physician practices are owned and operated by the physicians.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5, 82 and 103 of the Prospectus to add the bolded language below to supplement the Company’s description of its centers.

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Pages 5 and 103

Our novel approach starts with retail-like, community-based centers that implement a branded and consumer-focused design to create a welcoming environment that engages our patients. These centers are leased or licensed by Oak Street Health MSO, LLC or an affiliated entity and, pursuant to the terms of certain contractual relationships between Oak Street Health MSO, LLC and our affiliated medical practices, made available for use by the medical practices in the provision of primary care services.

We define our centers as those primary care centers open for business and attending to patients at the end of a particular period. Our centers are leased or licensed by Oak Street Health MSO, LLC or an affiliated entity and, pursuant to the terms of certain contractual relationships between Oak Street Health MSO, LLC and our affiliated medical practices, made available for use by the medical practices in the provision of primary care services.

Our Impact, Page 6

6.     Please revise to include supporting data for the reductions in hospital admissions, 30-day readmission rates, and emergency department visits and discuss any material assumptions or estimates used in your calculations. Also, please revise to explain and quantify how these reductions contributed to a “significant reduction” in total healthcare costs. In your revised disclosure, please also clarify how these reductions in total healthcare costs impacted your income statement for the reported periods. Revise to balance this discussion with the overall average center-level contribution margin during the periods presented, also quantifying the amount by which your consolidated medical costs exceeded your revenue.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 2, 97 and 109 of the Prospectus to add the bolded language below, addressing the supporting data for the Company’s disclosure regarding its reductions in hospital admissions, 30-day readmission rates, and emergency department visits and the material assumptions and estimates used in the Company’s calculations or referring to other places in the Prospectus where such information is included.

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Based on our patients’ health metrics, we believe that the Oak Street Platform provides a measurably higher quality alternative to the status quo, including an approximately 41% reduction in hospital admissions, 32% reduction in 30-day readmission rates and 49% reduction in emergency department visits, all while maintaining a Net Promoter Score of 89 across our patients based on survey data we gather from patients after their physician visits. For information on how these statistics are calculated, see “Business—Overview.”

Based on our patients’ health metrics, we believe that the Oak Street Platform provides a measurably higher quality alternative to the status quo, including an approximately 41% reduction in hospital admissions (based on our hospital admission rates per thousand patients of 204 as of September 30, 2019, compared to the Medicare benchmark of 346), 32% reduction in 30-day readmission rates (based on our rate of hospital readmissions within 30 days per thousand patients of 13% as of September 30, 2019, compared to the Medicare benchmark of 19%) and 49% reduction in emergency department visits (based on our rate of emergency department “treat and release” claims per thousand patients of 515 as of June 30, 2019, compared to the Medicare benchmark of 1,011). These Medicare benchmarks are found in publicly available CMS data for calendar year 2017 and are derived from a blended average for dual-eligible and non-dual-eligible Medicare Part A beneficiaries. These results are achieved while maintaining…

We successfully manage chronic conditions, as evidenced by our approximately 41% reduction in hospital admissions (based on our hospital admission rates per thousand patients of 204 as of September 30, 2019, compared to the Medicare benchmark of 346). We provide better support to our patients following acute episodes, as evidenced by a 32% reduction in 30-day readmission rates (based on our rate of hospital readmissions within 30 days per thousand patients of 13% as of September 30, 2019, compared to the Medicare benchmark of 19%). We proactively engage patients and help them to navigate the healthcare system, as evidenced by a 49% reduction in emergency department visits (based on our rate of emergency department “treat and release” claims per thousand patients of 515 as of June 30, 2019, compared to the Medicare benchmark of 1,011). These Medicare benchmarks are found in publicly available CMS data for calendar year 2017 and are derived from a blended average for dual-eligible and non-dual-eligible Medicare Part A beneficiaries.

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Additionally, the Company advises the Staff that the “significant reduction” in healthcare costs was in reference to the expenses that the Company believes that its model has removed from the overall healthcare system through its focus on preventive care and reducing the instances of expensive episodic care, rather than to any effects on expenses as presented on the Company’s income statement. In order to clarify this statement, the Company has revised its disclosure on pages 6 and 106 of the Prospectus to add the bolded language below.

Pages 6 and 106

In 2018, over 60% of Medicare expenditures (including both Medicare Part A spend and Medicare Part B institutional spend), or approximately $455 billion, were dedicated to hospitalization, compared to only approximately 3% dedicated to primary care. Compared to Medicare fee-for-service benchmarks, we have been able to drive an approximately 41% reduction in hospital admissions, 32% reduction in 30-day readmission rates, and 49% reduction in emergency department visits.

…

Our care model has created a rare instance where high-quality care and a positive customer experience come at a lower cost to the healthcare system. By reducing utilization of high-cost, and often unnecessary, episodes of care and focusing on providing less expensive preventive care to our patients, we are able to reduce instances of expensive emergency care and hospitalization, which lowers the overall cost of care in the healthcare system.

7. Please revise to explain what the “Net Promoter Score” measures, how it is calculated and why you believe it is a meaningful metric.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 61 of the Prospectus to add the bolded language below, addressing what the Net Promoter Score measures, how it is calculated and why the Company believes it is a meaningful metric.

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November 1, 2019

Throughout this prospectus, all references to “Net Promoter Score” are to a measure of patient satisfaction widely used in the healthcare industry. We calculate Net Promoter Score based on responses to patient surveys, administered as paper surveys or by text message following a patient’s appointment at one of our centers, that ask the patient to rank, on a scale of one to 10, how likely the patient would be to recommend Oak Street Health to a friend. We assign the designation of “Promoter” to respondents who provide a score of 9 or 10, the designation of “Passive” to respondents who provide a score of 7 or 8, and the designation of “Detractor” to respondents who provide a score of 0 to 6. We then subtract the percentage of Detractors from Promoters to determine our overall Net Promoter Score. We believe that this method of calculation aligns with industry standards and that this metric is meaningful for investors because of the correlation between Net Promoter Score and patient satisfaction.

8. Please revise to provide a basis for your statements on page 7 that you have demonstrated a “strong track record of quality outcomes and patient experience metrics” and your “strong performance in Medicare quality metrics.”

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 7, 8 and 108 to 109 of the Prospectus to add the bolded language below, to explain how it demonstrates a “strong track record of quality outcomes and patient experience metrics” and the Company’s “strong performance in Medicare quality metrics.”

This is evidenced by our strong track record of quality outcomes and patient experience metrics, as evidenced by our Net Promoter Score of 89 and by our patient health metrics, including an approximately 41% reduction in hospital admissions (based on our hospital admission rates per thousand patients of 204 as of September 30, 2019, compared to the Medicare benchmark of 346), 32% reduction in 30-day readmission rates (based on our rate of hospital readmissions within 30 days per thousand patients of 13% as of September 30, 2019, compared to the Medicare benchmark of 19%) and 49% reduction in emergency department visits (based on our rate of emergency department “treat and release” claims per thousand patients of 515 as of June 30, 2019, compared to the Medicare benchmark of 1,011).

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These Medicare benchmarks are found in publicly available CMS data for calendar year 2017 and are derived from a blended average for dual-eligible and non-dual-eligible Medicare Part A beneficiaries.

Pages 8 and 108 to 109

Also, our strong performance in Medicare quality metrics, as demonstrated by our achievements in addressing Healthcare Effectiveness Data and Information Set (“HEDIS”) gaps and adherence to evidence-based care guidelines, supports improvements in payors’ quality scores, which increase their revenue.

Our platform achieves outstanding results on Medicare quality metrics, as demonstrated by our achievements in addressing HEDIS gaps and adherence to evidence-based care guidelines, and our Net Promoter Score is 89.

9. We note your statement that your care model has created a rare instance where higher quality care and a better customer experience come at a lower cost to the healthcare system. Please revise to provide support for these claims.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 6 and 106 to 107 of the Prospectus to add the bolded language below, to provide further support that its model provides quality care and a better customer experience at a lower cost to the healthcare system.

Pages 6 and 106 to 107

In 2018, over 60% of Medicare expenditures (including both Medicare Part A spend and Medicare Part B institutional spend), or approximately $455 billion, were dedicated to hospitalization, compared to only approximately 3% dedicated to primary care. Compared to a Medicare fee-for-service benchmark we have been able to drive an approximately 41% reduction in hospital admissions, 32% reduction in 30-day readmission rates, and 49% reduction in emergency department visits.

…

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Our care model has created a rare instance where high-quality care and a positive customer experience come at a lower cost to the healthcare system. By reducing utilization of high-cost, and often unnecessary, episodes of care and focusing on providing less expensive preventive care to our patients, we are able to reduce instances of expensive emergency care and hospitalization, which lowers the overall cost of care in the healthcare system.

Risks Associated with Our Business, Page 9

10. In the first bullet point where you note your history of net losses, please quantify the risk by disclosing your Accumulated Deficit.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 10 of the Prospectus to add the bolded language below regarding its Accumulated Deficit.

Some of the principal risks related to our business include the following:

•	Our history of net losses, with an accumulated deficit of $309.8 million as of September 30, 2019, and our ability to achieve or maintain profitability;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting our Performance, Page 71

11. You disclose that your ability to retain your patients is one of your critical advantages. Please tell us the metrics you use to evaluate individual patient retention, providing quantification for each of the years in the five year period used in your related tables in this section.

Response

The Company acknowledges the Staff’s comment and advises the Staff that due to the number and complexity of inputs involved in calculating patient retention, the Company has removed the discussion of patient retention on pages 6, 76 and 107 and has amended its disclosure on pages 79 and 109 to refer to patient satisfaction rather than patient retention.

12. You disclose on page 73 that your average patient had 8 visits in 2018. Tell us the extent to which that average was different for your fee-for-service patients compared to yourcapitation fee MA patients.

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Response

The Company advises the Staff that the average number of patient visits for fee-for-service patients was approximately 4.5 and the average number of patient visits for capitation fee MA patients was approximately 8. In addition, the Company has revised its disclosure on pages 75 and 114 to add the bolded language below, disclosing the average number of visits per year for patients on traditional Medicare as compared to those on MA plans covered by capitation arrangements.

Pages 75 and 114

Our patients covered by traditional Medicare had on average approximately 4.5 visits to our centers for the year ended December 31, 2018, and our patients enrolled in MA plans covered by capitation arrangements had on average approximately 8 visits for the year ended December 31, 2018.

13. Revise the discussion related to your table showing the number of patients and number of centers on page 74 to explain why the number of patients divided by the number of centers dropped from 1,458 in 2017 to 1,282 in 2018.

Response

In response to the Staff’s comment, the Company advises the Staff that the decrease in the average number of patients per center is due to the timing of the opening of new centers in 2018 as well as the Company’s entry into the Philadelphia market. In August 2018, the Company acquired four centers with low patient populations in Philadelphia from a third party and opened three new centers in this market concurrent with or after this acquisition. These factors distort the implied average patients per center in the chart. Because center ramp can distort the average patient per all centers metric, the Company has chosen not to include those metrics in the Prospectus, and instead focus on metrics relating to centers that have been open at least six months.

14. Tell us why your tables here exclude the capitated revenues associated with Medicare Part D. Explain the impact that excluding these amounts has on your metrics.

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Response

The Company advises the Staff that it excludes capitated revenues associated with Medicare Part D because while the Company can accurately attribute non-Medicare Part D revenue and medical costs to its patients, given the data provided from the applicable health plans, the Company does not have the ability to do so for Medicare Part D-related revenue and costs. Therefore, the Company excluded these amounts from the center-level data to avoid any potential estimation or attribution errors and because the financial impact of Medicare Part D is relatively small. Medicare Part D represented approximately 3% of total revenue and less than 3% of total expenses for the year ended December 31, 2018 and less than 2% of total revenue and expenses for the year ended December 31, 2017. Any impacts of Medicare Part D on the Company’s metrics is negligible. 2017 and 2018 data on aggregate Medicare Part D revenue and costs is provided below, for the Staff’s information.

	2017	2018
Revenue	$3,470,946	$10,821,107
Expenses	$3,377,123	$11,263,541
Net	$93,823	$(442,434)

15. Please provide us with a graphic depiction of your center-level contribution margin similar to the graphic depicting “Total Revenue by Year Center Opened” on page 75. Consider revising your section titled “Center-level contribution margin” on page 75 to include such a graphic.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 78 of the Prospectus to include a graphic depiction of center-level contribution margin.

16. Refer to your graphics titled “Total Patients by Year” on page 76 and “2015 Cohort Economics” on page 77. Please provide us with and consider disclosing similar graphics for each of your center cohorts for 2013 and 2014.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 80 of the Prospectus to include total patients by period for the 2013 and 2014 cohorts, and on page 81 of the Prospectus to include center-level margin by cohort for the 2013 and 2014 cohorts.

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Comparison of the Year Ended December 31, 2017 and 2018, page 81

17. You disclose on page 104 that for 2018 approximately 40% of your patients were covered by traditional Medicare and were thus fee-for-service patients. However, approximately 97% of your total revenue was from capitation arrangements.

•

For each period presented, revise this section to separately quantify the cost of medical services provided to your fee-for-service patients versus the cost of medical services you provided to your capitation arrangement patients versus the third-party claims expense from your capitation arrangement patients.

•	Clearly disclose how you allocate the nonmedical costs for purposes of evaluating profitability.

•	Clarify how you measured and evaluated the incremental cost of your fee-for-service arrangements compared to your capitation fee arrangements for each period presented.

•

You also disclose here that your Capitated revenue was supplemented by a 41% increase related to higher patients under capitated arrangements and 24% increase in payments related to higher level of acuity. Revise to separately quantify your incremental cost of internally provided medical services for each of these factors.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 86, 87 and 88 of the Prospectus to add the bolded language below, to quantify the cost of medical services provided to fee-for-service patients versus the cost of medical services provided to capitation arrangement patients for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017.

Capitated Revenue. Capitated revenue was $371.5 million for the nine months ended September 30, 2019, an increase of $146.8 million, or 65%, compared to $224.7 million for the nine months ended September 30, 2018. This increase was driven primarily by a 55% increase in the total number of patients under capitation arrangements and an increase of approximately 7% in PPPM rates. Our cost for internally providing medical care to our patients on capitation arrangements was $68.9 million for the nine months ended September 30, 2019, an increase of $27.0 million, or 65%, compared to $41.9 million for the nine months ended September 30, 2018.

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Fee-for-Service Revenue. Fee-for-service revenue was $4.7 million for the nine months ended September 30, 2019, an increase of $0.7 million, or 19%, compared to $4.0 million for the nine months ended September 30, 2018. This increase was driven primarily by an increase in the number of fee-for-service patients in the first nine months of 2019. Our cost for internally providing medical care to our fee-for-service patients was $43.3 million for the nine months ended September 30, 2019, an increase of $18.7 million, or 76%, compared to $24.6 million for the nine months ended September 30, 2018.

Capitated Revenue. Capitated revenue was $309.6 million for the year ended December 31, 2018, an increase of $132.7 million, or 75%, compared to $176.9 million for the year ended December 31, 2017. This increase was driven primarily by a 61% increase in total patients under capitated arrangements, which increased our costs of internally-provided medical services by 64%. This was supplemented by a 9% increase related to higher per-patient revenue due to a shift in patient mix toward higher-premium patients that had a higher level of acuity on average and thus higher capitation payments. Our cost for internally providing medical care to our patients on capitation arrangements was $59.4 million for the year ended December 31, 2018, an increase of $23.2 million, or 64%, compared to $36.3 million for the year ended December 31, 2017.

Fee-for-Service Revenue. Fee-for-service revenue was $5.9 million for the year ended December 31, 2018, an increase of $0.2 million, or 4%, compared to $5.7 million for the year ended December 31, 2017. This increase was driven primarily by an increase in the number of fee-for-service patients in 2018. Our cost for internally providing medical care to our fee-for-service patients was $38.1 million for the year ended December 31, 2018, an increase of $8.9 million, or 30%, compared to $29.2 million for the year ended December 31, 2017.

Additionally, the Company has supplemented the disclosure on page 84 of the Prospectus to add the bolded language below, to disclose how nonmedical costs are allocated for the purpose of evaluating the Company’s profitability.

Salaries and Employee Benefits. Salaries and employee benefits expenses consist primarily of the salary and related personnel costs for all of our employees and outside contractor costs associated with providing our healthcare services and related general corporate functional areas. For purposes of determining center-level economics, we separate our salaries and benefits expenses between those expenses related to operating our centers and those expenses related to our corporate infrastructure. Expenses related to operating our centers are then allocated to an individual center based upon the actual salaries and benefits expense associated with the employees of that center.

Securities and Exchange Commission

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Depreciation and Amortization. Depreciation and amortization expenses are primarily attributable to our capital investment and consist of fixed asset depreciation, amortization of intangibles considered to have definite lives, and amortization of capitalized internal-use software costs. We do not allocate depreciation and amortization expenses when determining center-level economics.

Corporate, General and Administrative Expenses. Corporate, general and administrative expenses consist primarily of all non-personnel related expenses, including rent and expenses related to our executive, marketing, finance, human resources and legal organizations. In addition, general and administrative expenses include external legal, accounting and other professional fees. We expect our general and administrative expenses to increase in absolute dollars in the foreseeable future. However, we anticipate general and administrative expenses to decrease as a percentage of revenue over the long term, although they may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses. For purposes of determining center-level economics, we allocate a portion of our corporate, general and administrative expenses to our centers. The relative allocation of corporate, general and administrative expenses to each center depends upon a number of metrics, including (i) the number of centers open during a given period of time; (ii) the number of clinicians at each center at a given period of time; or (iii) if determinable, the center where the expense was incurred.

The Company has supplemented the disclosure on page 83 to explain how it measures and evaluates the incremental cost of fee-for-service arrangements compared to capitation fee arrangements.

We measure the incremental cost of our capitation agreements by starting with our center-level expenses, which are calculated based upon actual expenses incurred at a specific center for a given period of time and expenses that are incurred centrally and allocated to centers on a ratable basis. These expenses are allocated to our capitated patients based upon the number of visit slots these patients utilized compared to the total slots utilized by all of our patients.

…

Securities and Exchange Commission

November 1, 2019

We expect fee-for-service revenue will decrease as a percentage of total revenue over time due to the lower reimbursement associated with fee-for-service patients compared to our capitated patients.

We measure the incremental cost of our fee-for-service arrangements by starting with our center-level expenses, which are calculated based upon actual expenses incurred at a specific center for a given period of time and expenses that are incurred centrally and allocated to centers on a ratable basis. These expenses are allocated to our fee-for-service patients based upon the number of visit slots these patients utilized compared to the total slots utilized by all of our patients.

The Company has revised its disclosure on page 88 to separately quantify the incremental cost of internally provided medical services for the number of patients under capitated arrangements.

This increase was driven primarily by a 61% increase in total patients under capitated arrangements, which increased our costs of internally-provided medical services by 64%. This was supplemented by a 9% increase related to higher per-patient revenue due to a shift in patient mix toward higher-premium patients that had a higher level of acuity on average and thus higher capitation payments.

Critical Accounting Policy

Third-Party Medical Claim Expense

18. You disclose on page 86 that you expect the range of your third-party medical expense estimating risk to be within 20% of actual third-party medical claim expenses. In order to provide financial statement users with information to facilitate better understanding of the amount, timing, and uncertainty of cash flows arising from capitation contracts and the development of the related liability for unpaid claims estimates, please revise Management’s Discussion and Analysis (MD&A) to address the following:

•

Revise to disclose your claims development in a tabular format, as of the date of the latest audited balance sheet date, your claims development by health event year, including separate information about both of the following on a net basis after risk mitigation through your provider excess loss insurance:

•	incurred claims

•	paid claims

•	The disclosure about claims development by health event year should present information for the number of years for which claims incurred typically remain outstanding.

Securities and Exchange Commission

November 1, 2019

•	You disclose that you “reconcile” the liability on a quarterly basis. Revise to discuss the range of adjustments made during the periods presented, identifying any trends experienced.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 94 of the Prospectus to include claims development in a tabular format as of December 31, 2018 and claims development by health event year, as indicated in the bolded text below. This tabular format includes information about both incurred claims and paid claims. In its disclosure about claims development by health event year, the Company has disclosed information for three years, which are the years for which claims incurred typically remain outstanding.

We assess the profitability of our capitation arrangements to identify contracts where current operating results or forecasts indicate probable future losses. If anticipated future variable costs exceed anticipated future revenues, a premium deficiency reserve is recognized. No premium deficiency reserves were recorded as of December 31, 2018 and 2017.

The following tables provide information about incurred and paid claims development as of December 31, 2018:

	Incurred Claims For the Years Ended December 31,
Claims Incurred Year	2016	2017	2018
2016	$50,696	$50,696	$50,696
2017	—	125,206	125,206
2018	—	—	226,724
Total			402,626

	Cumulative Paid Claims For the Years Ended December 31,
Claims Incurred Year	2016	2017	2018
2016	$33,764	$49,795	$50,702
2017	—	89,524	121,580
2018	—	—	162,883
Total			335,165

Other claims-related liabilities			713
Liability for unpaid claims			68,174

Securities and Exchange Commission

November 1, 2019

19. Revise to clearly disclose your methodology for determining whether any of your capitation arrangements are loss contracts and how this would affect your accounting for these arrangements. Clearly disclose the extent to which any of your contracts were deemed to be loss contracts during the periods presented, including quantification of the amounts involved. If so, discuss the trends experienced and your expectation for future periods based on those trends.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure on page 94 to disclose its methodology for determining whether any of its capitation agreements are loss contracts, and how these loss contracts affect the Company’s accounting for these arrangements, as indicated in the response to Comment 18 above.

Unit-Based Compensation, Page 87

20. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your equity units and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including incentive unit compensation and beneficial conversion features.

Response

The Company acknowledges the Staff’s comment and will provide an explanation for the differences, if any, between the recent valuations of its equity units and the estimated offering price once the estimated offering price is determined.

Overview, Page 89

21. Approximately 97% of your total revenue for 2018 is from capitation contracts. You disclosed on page F-8 that capitation contracts are typically known as a risk contract. Under those contracts, your company receives from the third-party payor a fixed payment per patient per month and is responsible for providing healthcare services required. Your company is also responsible for incurring or paying for the cost of healthcare services required in addition to those provided by your company. Please tell us and revise your disclosures herein and on page F-7 to clarify whether your company or any of your subsidiaries are a registered insurance company.

Securities and Exchange Commission

November 1, 2019

Response

The Company advises the Staff that it is not a registered insurance company because risk-bearing providers are not required to register as such in any of the states in which it operates. The Company has also revised its disclosure on pages 116, F-17 and F-46 to clarify that neither it nor any of its subsidiaries is a registered insurance company.

Business

Our History, Page 93

22. In the table on page 93 where you quantify the number of patients, please expand to specify the portion of patients that are fee-for-service patients vs. those enrolled in plans subject to capitation arrangements. Please apply this comment to your tables on pages 73, 74, 76 and 78 as well.

Response

In response to the Staff’s comment, the Company has supplemented its tables on pages 76, 77, 80, 82 and 102 to disclose the portion of patients that are fee-for-service patients versus patients enrolled in plans subject to capitation arrangements.

Fee Arrangements, Page 104

23. You disclose on page 104 that “As of December 31, 2018, approximately 40% of our patients were covered by traditional Medicare and were thus, by definition, fee-for-service patients and approximately 60% of our patients were enrolled in MA plans. Of those patients enrolled in MA plans, approximately 97% are reimbursed through a capitation arrangement.” Revise this section as well as your disclosure sections beginning on pages 70 and 89 to disclose the percentage of the medical services, both in terms of the total value of services you provided and as well as the total number of visits to your physician groups, you provided internally for patients covered by traditional Medicare versus patients enrolled in MA plans covered by capitation arrangements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and 114 to add the bolded language below, to disclose the percentage of the medical services, both in terms of the total value of services the Company provided, as well as the total number of visits to the Company’s physician groups, it provided internally for patients covered by traditional Medicare versus patients enrolled in MA plans covered by capitation arrangements.

Securities and Exchange Commission

November 1, 2019

In terms of the total expense of services provided internally, approximately 40% of our services were provided to patients covered by traditional Medicare for the year ended December 31, 2018 and approximately 39% for the nine months ended September 30, 2019. Approximately 60% of our internally-provided services in terms of total expense were provided to patients enrolled in MA plans covered by capitation arrangements for the year ended December 31, 2018 and approximately 61% for the nine months ended September 30, 2019. Our patients covered by traditional Medicare had on average approximately 4.5 visits to our centers for the year ended December 31, 2018, and our patients enrolled in MA plans covered by capitation arrangements had on average approximately 8 visits for the year ended December 31, 2018.

As of September 30, 2019, approximately 38% of our patients were covered by traditional Medicare and were thus, by definition, fee-for-service patients and approximately 61% of our patients were enrolled in MA plans. Of those patients enrolled in MA plans, approximately 99% are reimbursed through a capitation arrangement. In terms of the total expense of services provided internally, approximately 40% of our services were provided to patients covered by traditional Medicare for the year ended December 31, 2018 and approximately 39% for the nine months ended September 30, 2019. Approximately 60% of our internally-provided services in terms of total expense were provided to patients enrolled in MA plans covered by capitation arrangements for the year ended December 31, 2018 and approximately 61% for the nine months ended September 30, 2019. Our patients covered by traditional Medicare had on average approximately 4.5 visits to our centers for the year ended December 31, 2018, and our patients enrolled in MA plans covered by capitation arrangements had on average approximately 8 visits for the year ended December 31, 2018.

24. Please revise to discuss your contractual arrangements with your physicians. In this regard, we note that your disclosure on page 44 indicates that your physician practices are each owned and operated by physicians and which employ or contract with additional physicians to provide physician services.

Securities and Exchange Commission

November 1, 2019

In response to the Staff’s comment, the Company has revised its disclosure on pages 98 to 99 to add a subsection entitled “Organization” to discuss its contractual arrangements with its physicians. The Company has also added three risk factors on pages 45 and 46 addressing its contractual arrangements with its physicians.

Payor Relationships, Page 104

25. We note that a significant portion of your revenue is concentrated with three large payors which comprised approximately 83% of your revenue in 2018. Please revise to discuss the material terms of your capitation arrangements with Humana, WellCare and Cigna HealthSpring. Also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation SK.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 115 to add the bolded language below to discuss the material terms of its capitation arrangements with Humana, WellCare and Cigna. The Company advises the Staff that it does not believe that the underlying agreements are required to be filed as exhibits to the Prospectus. When the Company expands its operations into a new state or market, it typically enters into new capitation arrangements with each of the payor entities located in that state or market, generally as the result of an independent negotiation with a different contracting and operations group within the payor entity for each market. As a result, the Company’s arrangements with each of its three largest payor partners not governed by a single, overarching material contract, but in fact are set out across many independent contracts between the Company and the payor entity in each state or market where the Company operates. For example, the Company has entered into nine separate payor contracts with Humana and its affiliates, none of which on its own represents a material part of the Company’s business and each of which was entered into in the ordinary course of business.

A significant portion of our revenue is concentrated with three large payors, Humana, WellCare and Cigna HealthSpring, which together comprised approximately 79% of our revenue for the nine months ended September 30, 2019. See “Risk Factors—Risks Related to Our Business—Our revenues and operations are dependent upon a limited number of key payors.” As of September 30, 2019, our average contractual relationship with our payor partners was approximately two years, with a majority of those agreements now being in automatic annual one-year renewal stages. In recent years, however, we have

Securities and Exchange Commission

November 1, 2019

begun to move our contracting relationships to longer-term agreements, with some having initial terms as long as seven years, with annual renewals thereafter. The contracts with our three largest payor partners are entered into on substantially consistent terms. While length of contract and economic terms are often negotiated, payors generally use form contracts that contain usual and customary terms and conditions. All of our contracts with payors, including Humana, WellCare and Cigna HealthSpring, provide for terms ranging from one to seven years with annual renewals following the initial term. Our agreements with each payor partner may also include terms and conditions to incentivize us and facilitate our ability to provide quality care to that plan’s members, such as care coordination or stabilization fees, quality adjustments, marketing support and other usual and customary provisions.

Competition, Page 114

26. To the extent known, please revise the discussion of competition to discuss other large and medium-sized local and national providers of primary care that utilize similar capitated arrangements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 125 to add the bolded language below, to describe competition with other large and medium-sized local and national providers of primary care that utilize capitation arrangements similar to the Company.

We compete with large and medium-sized local and national providers of primary care services, such as ChenMed, Iora Health and health system affiliated practices, for, among other things, contracts with payors, recruitment of physicians and other medical and non-medical personnel and individual patients.

Intellectual Property, Page 114

27. Your disclosure on page 5 states that Canopy is a key driver of the success of your care model and underlies every aspect of your day-to-day patient engagement and workflows. Please revise here to disclose the type of intellectual property right protection applicable to Canopy. In your revised disclosure, please clarify the source of protection for your “proprietary software,” explain why technology is “proprietary,” and disclose the duration of the underlying intellectual property protection.

Securities and Exchange Commission

November 1, 2019

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 124 of the Prospectus to disclose that it does not currently hold a patent on Canopy and to replace the term “proprietary” with “internally-developed.”

Our continued growth and success depend, in part, on our ability to protect our intellectual property and internally-developed technology, including Canopy. We primarily protect our intellectual property through a combination of copyrights, trademarks and trade secrets, intellectual property licenses and other contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business). Based upon our experience providing care in 46 centers in 10 markets across 6 states, we continuously evaluate the needs of our providers and the tools that Canopy can provide and make improvements and add new features based on those needs. Although we do not currently hold a patent for Canopy, we continually assess the most appropriate methods of protecting our intellectual property and may decide to pursue available protections in the future.

In addition, the Company has revised the risk factor disclosure on page 29 to disclose that it does not currently have any patent protection for Canopy.

Our business depends on internally-developed technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade secret, and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally-developed technology and content….These measures, however, may not be sufficient to offer us meaningful protection. Additionally, we do not currently hold a patent or other registered or applied for intellectual property protection for Canopy. If we are unable to protect our intellectual property and other rights, particularly with respect to Canopy, our competitive position and our business could be harmed…

Securities and Exchange Commission

November 1, 2019

The Company has also revised the disclosure on pages 5, 6, 30, 31, 32, 33, 105 and 106 to refer to Canopy as “internally-developed” rather than “proprietary” technology.

Consolidated Statement of Operations, Page F-4

28. Given the ownership interests and related party aspect of your transactions with Humana, revise to separately quantify the amounts related to Humana on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-5, F-6, F-42 and F-43 of the Prospectus to disclose the ownership interests and related party aspect of its transactions with Humana on the face of its financial statements.

Capitated Revenue and Accounts Receivable, Page F-8

29. You disclose that the capitated revenues are recognized based on the estimated payment per patient per month (PPPM) earned, net of certain projected performance incentives, performance guarantees, risk shares, and rebates. You disclose that PPPM fees can fluctuate based on acuity of the individual enrollee. You also disclose that certain third party contracts include a Medicare Part D payment subject to risk sharing. Please revise to address the following regarding these adjustments to your PPPM fees:

•

Revise this footnote to explain in greater detail about each of the risk adjustment and rebate types, providing quantification of each type of adjustment separately to the extent it is material to the financial statements, in a manner that reconciles back to your total capitation revenue.

•	Revise your Business section to more clearly disclose how each type of these adjustment is determined and affects your particular business model.

•	Revise your MD&A to quantify these adjustments. Revise to identify and explain the trends experienced in each type of adjustment for the periods presented.

•	Revise to quantify the percentage of your capitation arrangements which include a Medicare Part D component.

Securities and Exchange Commission

November 1, 2019

Response

In response to the Staff’s comment, the Company has revised the footnote on page F-47 to F-48 of the Prospectus to add the bolded language below, to explain each of the risk adjustment and rebate types as well as quantification of each type of adjustment that is material to the Company’s financial statements. The Company has also added the corresponding disclosure to its quarterly financial statements on pages F-17 to F-18.

The Company’s payor contracts generally have a term of one year or longer, but the contracts between the enrolled members (the Company’s customers) and the payor are one calendar year or less. The PPPM rates are determined as a percent of the premium the MA plan receives from CMS for the Company’s at-risk members. Those premiums are determined via a competitive bidding process with CMS and are based upon the cost of care in a local market and the average utilization of services by the patients enrolled. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual patient. Payors with higher acuity patients receive more, and those with lower acuity patients receive less. Under the risk adjustment model, capitation is paid on an interim basis based on enrollee data submitted for the preceding year and is adjusted in subsequent periods after the final data is compiled. As premiums are adjusted via this risk adjustment model, the Company’s PPPM payments will change in unison with how its payor partners’ premiums change with CMS. The Company determine the transaction price for these contracts is variable as it primarily includes PPPM fees which can fluctuate throughout the contract based on the health status (acuity) of each individual enrollee. The Company’s capitated revenues included $11,327 and $5,604 for the years ended December 31, 2018 and 2017, respectively, as a result of acuity-related adjustments received in subsequent periods. In certain contracts, PPPM fees also include adjustments for items such as performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors. There were no PPPM adjustments related to performance incentives or penalties for quality-related metrics for the years ended December 31, 2018 and 2017. The capitated revenues are recognized based on the estimated PPPM earned net of projected acuity adjustments and performance incentives/penalties because the Company is able to reasonably estimate the ultimate PPPM payment of these contracts.

Additionally, the Company has revised its disclosure on page 114 of the Prospectus to add the bolded language below, to disclose how these risk adjustments affect the Company’s business model.

Securities and Exchange Commission

November 1, 2019

The PPPM rates for our capitation arrangements are determined as a percent of the premium the MA plan receives from CMS for our capitated patients. Those premiums are determined via a competitive bidding process with CMS and are based upon the cost of care in a local market and the average utilization of services by the patients enrolled. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on health status (acuity) of each individual patient. Payors with higher acuity patients receive more, and those with lower acuity patients receive less. Under the risk adjustment model, capitation is paid on an interim basis based on enrollee data submitted for the preceding year and is adjusted in subsequent periods after the final data is compiled. As premiums are adjusted via the risk adjustment model, our PPPM payments will change in unison with how our payor partners’ premiums change with CMS. In certain contracts, PPPM fees also include adjustments for items such as performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors.

The Company has revised its disclosure on page 83 to quantify these risk adjustments.

We determined the transaction price for these contracts is variable as it primarily includes PPPM fees which can fluctuate throughout the contract based on the health status (acuity) of each individual enrollee. Our capitated revenues included $11.3 million and $5.6 million for the years ended December 31, 2018 and 2017, respectively, and $4.7 million and $8.1 million for the nine months ended September 30, 2019 and 2018, respectively, as a result of acuity-related adjustments received in subsequent periods. In certain contracts, PPPM fees also include adjustments for items such as performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors. There were no PPPM adjustments related to performance incentives or penalties for quality-related metrics for the years ended December 31, 2018 and 2017 or for the nine months ended September 30, 2019 and 2018. The capitated revenues are recognized based on the estimated PPPM earned net of projected acuity adjustments and performance incentives/penalties because we are able to reasonably estimate the ultimate PPPM payment of these contracts. We recognize revenue in the month in which eligible members are entitled to receive healthcare benefits. Subsequent changes in PPPM fees and the amount of revenue to be recognized are reflected through subsequent period adjustments to properly recognize the ultimate capitation amount.

Securities and Exchange Commission

November 1, 2019

The Company has added disclosure of the percentage of its capitation arrangements which include a Medicare Part D component on pages F-18 and F-48.

Note 2 - Summary of Significant Accounting Policies

Fee-for-Service Revenue and Accounts Receivable, net, page F-9

30. You disclose the following on page F-9: “The Company invests heavily in primary care to prevent unnecessary acute events and manage chronic illnesses, and the cost incurred exceed the amount that the Company would have realized under fee-for-service payment arrangements.”

•	Revise this footnote to quantify the amount by which the amount collected on fee-for-service payment arrangements is exceeded by your overall costs of those medical services for each period presented.

•	Revise your MD&A to quantify and discuss this amount, addressing any trends experienced during the periods presented.

Response

In response to the Staff’s comment, the Company has disclosed the amount by which the amount collected on fee-for-service payment arrangements is exceeded by its overall costs of medical services to prevent unnecessary acute events and manage chronic illness for the year ended December 31, 2018 and 2017 and the nine months ended September 30, 2019 and 2018 on pages F-49 and F-19 of the Prospectus.

Additionally, the Company has revised the disclosure on pages 83 to 84 of the Prospectus to add the bolded language below, which quantifies this amount and addresses trends for the year ended December 31, 2018 and 2017 and the nine months ended September 30, 2019 and 2018.

We measure the incremental cost of our fee-for-service agreements by starting with our center-level expenses, which are calculated based upon actual expenses incurred at a specific center for a given period of time and expenses that are incurred centrally and allocated to centers on a ratable basis. These expenses are allocated to our fee-for-service patients based upon the number of visit slots these patients utilized compared to the total slots utilized by all of our patients. The total costs that exceeded fee-for-service revenue were estimated to be $32.2 million and $23.5 million for the years ended December 31, 2018 and 2017, respectively, and $38.6 million and $20.6 million for the nine months ended September 30, 2019 and 2018, respectively.

Securities and Exchange Commission

November 1, 2019

31. Revise to provide a rollforward for your Fee-for-service accounts receivable on a gross basis. Also, provide rollforwards of your allowance for bad debt as well as your allowance for contractual adjustments.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-49 of the Prospectus to add the bolded language below, to provide a rollforward for its fee-for-service accounts receivable on a gross basis.

The Company’s rollforward of fee-for-service accounts receivable on a gross basis, the allowance for financial assistance, and the allowance for contractual adjustments for the years ended December 31, 2018 and 2017, respectively, were as follows:

Description	Balance at Beginning of Year	Revenues (Expenses)	Deductions for Write- offs	Deductions for Collections	Balance at End of Year
Year Ended December 31, 2018
Gross fee-for-service accounts receivable	$13,243	17,302	(6,588)	(6,075)	17,882
Allowance for financial assistance	(2,676)	(2,948)	3,360	—	(2,264)
Allowance for contractual adjustments	(9,090)	(8,478)	3,228	—	(14,340)

	1,477	5,876	—	(6,075)	1,278
Year Ended December 31, 2017
Gross fee-for-service accounts receivable	$6,188	15,716	(3,354)	(5,307)	13,243
Allowance for financial assistance	(2,025)	(2,361)	1,710	—	(2,676)
Allowance for contractual adjustments	(3,032)	(7,701)	1,643	—	(9,090)

	1,130	5,654	—	(5,307)	1,477

Securities and Exchange Commission

November 1, 2019

Note 8 - Liability for Unpaid Claims, page F-22

32. Revise to provide a rollforward of your unpaid claims liability that addresses the following:

•	Quantify the balance in the liability for unpaid claims liability at the beginning and end of each fiscal year presented.

•	Quantify the incurred claims expense with separate disclosure of the provision for claim events for the current fiscal year from claim events for prior fiscal years.

•	Quantify the payments of claims with separate disclosure of payments attributable to claim events of the current fiscal year and claim events of the prior fiscal year.

•

Disclose the reasons for the change in incurred claims expense recognized in your statement of operations attributable to claim events of prior fiscal years and whether additional premiums or capitation adjustments have been accrued as a result of the prior year effects.

•

Your disclosure on pages F-22 and F-23 indicates that the premiums paid and claim payments received from your provider excess insurance coverage is reported net within your unpaid claims liability. Clearly quantify these amounts on a gross payments in this tabular disclosure.

•	Tell us your basis for reporting the unpaid claims liability net of provider excess insurance recoverables.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-63 to add the bolded language below, which quantifies the balance in liability for unpaid claims liability, its incurred claims expense for the current fiscal year and prior fiscal years, the payments of claims with separate disclosure of payments attributable to claim events for the current fiscal year and prior fiscal years, the reasons for the change in incurred claims expense recognized in its statement of operations attributable to claim events of prior fiscal years and whether additional premiums or capitation adjustments have been accrued as a result of the prior year effects and to include a tabular disclosure of gross payments for both its premiums paid and claim payments received from its provider excess insurance coverage. The Company has also added corresponding disclosure to the notes to its quarterly financial statements on page F-24.

The Company’s liability for unpaid claims was as follows for the years ended December 31, 2018 and 2017:

	2018		2017
Balance, beginning of year	$36,758		$16,392
Incurred health care costs:
Current year	226,724		125,206

Claims paid:
Current year Prior years	(162,883 (32,962	) )	(89,524 (16,030	) )
Total claims paid	(195,845)		(105,555)

Adjustment to other claims-related liabilities	537		176
Balance, end of year	68,174		36,758

Securities and Exchange Commission

November 1, 2019

The following tables provide information about incurred and paid claims development as of December 31, 2018:

	Incurred Claims For the Years Ended December 31,
Claims Incurred Year	2016	2017	2018
2016	$50,696	$50,696	$50,696
2017	—	125,206	125,206
2018	—	—	226,724
Total			402,626

	Cumulative Paid Claims For the Years Ended December 31,
Claims Incurred Year	2016	2017	2018
2016	$33,764	$49,795	$50,702
2017	—	89,524	121,580
2018	—	—	162,883
Total			335,165

Other claims-related liabilities			713
Liability for unpaid claims			68,174

The Company assesses the profitability of its managed care capitation arrangements to identify contracts where current operating results or forecasts indicate probable future losses. If anticipated future variable costs exceed anticipated future revenues, a premium deficiency reserve is recognized. No premium deficiency reserves were recorded as of December 31, 2018 and 2017.

The Company advises the Staff that, due to the timing of the 2018 audit, there were no prior period adjustments related to incurred claims (that is, all incurred claims expenses were recognized in the respective incurred years in the consolidated statements of operations).

Securities and Exchange Commission

November 1, 2019

The Company advises the Staff that it does not report its unpaid claims liability net of provider excess recoverables and it has revised its disclosure on page F-62 to add the bolded language below. The Company has also added the corresponding disclosure to the notes to its quarterly financial statements on page F-23.

The total amount of provider excess premium was $2,150 and $1,360, and total reimbursements were $1,368 and $998 for the years ended 2018 and 2017, respectively. The provider excess insurance premiums less reimbursements are reported in other claims-related expenses in the consolidated statements of operations. Provider excess recoverables due are reported in other current assets in the consolidated balance sheets.

33. Revise to more clearly disclose the terms of your provider excess insurance, including upper and lower limits.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-62 to add the bolded language below, which discloses the terms of its provider excess insurance. The Company has also added the corresponding disclosure to the notes to its quarterly financial statements on pages F-23 to F-24.

As of December 31, 2018, the Company’s provider excess insurance deductible was $150 per member and covered up to a maximum of $5,000 per member per calendar year.

Note 18 - Variable Interest Entities, page F-37

34. You disclose on page F-7 that Oak Street Health, MSO LLC is a wholly owned subsidiary of Oak Street Health LLC formed to provide a wide range of management services to the Physician Groups, including the management of health plan contracts. You also disclose that the Physician Groups employee healthcare providers deliver primary care services to a Medicare populations in your geographic markets. Please address the following with a view toward expanded disclosure and great transparency:

•

Tell us how total revenues and expenses in your VIEs as presented in the table on page F-38 were computed, what services they represent, and how they relate to the amounts presented on your Statements of Operations.

•

Clarify whether the capitation arrangement is drafted at the MSO level or the Physician Group level, and accordingly, clarify whether the total revenues of the Physician Groups on F-38 include capitation fees.

Securities and Exchange Commission

November 1, 2019

•	Tell us how you factor in the Physician Group revenue and expenses from page F-38 when determining and evaluating the profitability of your capitation and fee for service arrangements.

•	Clarify whether the operating expenses of the Physician Groups in your table on F-38 include Third-party medical claims expense.

•	Separately identify your medical versus nonmedical Salaries and employee benefits, and clarify any other line items which include the cost of providing medical services via your Physician Groups.

•

Revise your MD&A to separately quantify the consolidated cost of medical services provided by your Physician Groups (excluding Third-party medical claims expense) as reflected on the face of your Statements of Operations for the periods presented.

•	Discuss the trends experienced during the periods presented. Separately identify your medical versus nonmedical Salaries and employee benefits.

•

Revise your MD&A to explain how you considered the consolidated cost of medical services provided your Physician Groups (separately from your Third-party medical claims expense) when evaluating the profitability of your capitation and fee for service arrangements, addressing how you identify and account for loss contracts.

•

Tell us how you determined not to reflect the consolidated cost of medical services provided by your Physician Groups (excluding Third-party medical claims expense) as a separate line item on the face of your Statements of Operations.

Response

The Company advises the Staff that Physician Group revenues consist of amounts recognized for services provided to patients and includes capitated revenue, fee-for-service revenue and other patient services revenue. The Company advises the Staff that Physician Group operating expenses consist primarily of third-party medical claims expense, other claims-related expense and provider salaries and benefits and do not include intercompany revenues and costs, principally management fees between MSO and the Physician Groups that are eliminated in consolidation. All operating expenses at the Physician Groups are medical services and there are no non-medical services provided at the Physician Group level.

In response to the Staff’s comment, the Company has revised its disclosure on page F-79 of the Prospectus to add the bolded language below, to state that capitation arrangements are drafted at the physician group level, to clarify that total revenues of the physician groups includes capitation fees, in addition to fee-for-service revenue and other patient service revenue, and to separately identify salaries and benefits associated with medical providers. The Company has also included the corresponding disclosure in the notes to its quarterly financial statements on pages F-36 to F-37.

Securities and Exchange Commission

November 1, 2019

	2018	2017
Total assets	$89,748	$32,051
Total liabilities	56,691	30,413
Total revenues	313,473	187,027
Operating expenses:
Third party medical claims and other claims-related expenses	220,877	125,951
Provider salaries and benefits	25,723	17,063
Other clinical operating costs	227	89

Total operating expenses	246,827	143,103

Physician Group revenues consist of amounts recognized for services provided to patients and includes capitated revenue, fee-for-service revenue, and other patient service revenue. All capitation arrangements are drafted at the Physician Group level.

Operating expenses consist primarily of third-party medical claims expense, other claims-related expense, and provider salaries and benefits. These amounts do not include intercompany revenues and costs, principally management fees between MSO and the Physician Groups, which are eliminated in consolidation.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page F-79 to clarify that operating expenses do include third-party medical claim expenses.

The Company has revised its disclosure on page 83 of the Prospectus to add the bolded language below to explain how the Company considered the consolidated cost of medical services provided to physician groups (separately from the Company’s third-party medical claims expense) when evaluating the profitability of the Company’s capitation and fee-for-service arrangements.

We measure the incremental cost of our capitation agreements by starting with our center-level expenses, which are calculated based upon actual expenses incurred at a specific center for a given period of time and expenses that are incurred centrally and allocated to centers on a ratable basis. These expenses are allocated to our capitated patients based upon the number of visit slots these patients utilized compared to the total slots utilized by all of our patients. Revenues and expenses from our physician groups are consolidated with other clinical and MSO expenses to determine profitability for our capitation and fee-for-service arrangements. Physician group economics are not evaluated on a stand-alone basis, as certain non-clinical expenses need to be consolidated to consider profitability.

Securities and Exchange Commission

November 1, 2019

The Company advises the Staff that it determined not to reflect the consolidated cost of medical services provided to its Physician Groups (excluding third-party medical claims expense) as a separate line item on the face of its Statements of Operations because it believes that this information would provide its competitors and payor partners with competitively sensitive information, which would impact its ability to effectively compete and contract in the market.

Note 24 - Subsequent Events, Page F-41

35. You disclose here that in October 2018 an agreement was signed between Oak Street Health MSO, LLC and Evangelical Services Corporation to establish OSH-ESC Joint Venture, LLC. Revise your discussion here to more clearly explain the purpose, scope, and parameters of the contract and resulting joint venture.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-81 to F-82 of the Prospectus to add the bolded language below, which clarifies and explains the contract and resulting joint venture’s purpose, scope, and parameters. The Company has also included the corresponding disclosure in the notes to its quarterly financial statements on page F-12.

Pages F-81 to F-82

The purpose of this joint venture is to operate one or more primary care centers for adults on Medicare in certain mutually agreed upon markets and to serve as a vehicle for an increased coordination of care between Oak Street Health and Evangelical Services Corporation and their respective affiliates. The joint venture arrangement provides for shared management and control of the management services organization that will develop physical locations and provide and perform all non-medical management and administrative services, including financial management, information systems, marketing, risk management and administrative support which will then be made available to one or more professional medical organizations to provide primary care services. There were no contributions made by either joint venture partner in 2018. In 2019, initial contributions from Oak Street Health MSO, LLC (51% ownership) and Evangelical Services Corporation (49% ownership) totaled $2,754 and $2,646, respectively.

Securities and Exchange Commission

November 1, 2019

General

36. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are concurrently submitting in hard copy form under separate cover the “testing-the-water” presentations that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, other than the draft Registration Statement confidentially submitted to the SEC today, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. To the extent that the Company, or anyone authorized to do so on its behalf, presents additional written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such additional written communication to the Staff.

37. Please provide us proofs of all graphics, visual, or photographic information you provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of any graphical material or artwork it intends to use in its Prospectus.

*     *     *     *

Securities and Exchange Commission

November 1, 2019

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Mike Pykosz
Oak Street Health, Inc.